Exhibit 3.2
STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.)	The jurisdiction where the Non-Delaware Corporation first formed is Nevada.

2.)	The jurisdiction immediately prior to filing this Certificate is Nevada.

3.)	The date the Non-Delaware Corporation first formed is February 2, 2005.

4.)	The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Betawave Corporation.

5.)	The name of the Corporation as set forth in the Certificate of Incorporation is Betawave Corporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the 18th day of September, A.D. 2009.

BETAWAVE CORPORATION

By: /s/ David Lorie

Name: David Lorie
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Title: Secretary and General Counsel
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